Exhibit 99.3

N E W S    R E L E A S E

Siyata Mobile Signs Definitive Agreement to Merge with Leading AI Gaming Developer, Core Gaming

Company to Host a Virtual Press Conference to Discuss the Transaction at 4:05 pm ET Today

Vancouver, BC – February 26, 2025 -- Siyata Mobile Inc. (Nasdaq: SYTA) (“Siyata” or the “Company”), a global developer and vendor of Push-to-Talk over Cellular (PoC) handsets and accessories, today announced that the Company has signed a definitive merger agreement with Core Gaming, Inc. (“Core Gaming”) a privately-held, global gaming developer and publisher with approximately $80 million in revenues in 2024.

Key Highlights of the Merger:

●	Core Gaming, Inc., a Delaware corporation, will become a wholly owned subsidiary of Siyata through a merger with a subsidiary of Siyata.

●	The combined public company will be led by Mr. Aitan Zacharin, the current CEO of Core Gaming.

●	Marc Seelenfreund, the current CEO of Siyata, will step down as the public company CEO to serve as President and lead a newly formed Push-To-Talk subsidiary of Siyata.

●	The Board of Directors of the combined public company will consist of Marc Seelenfreund and four directors designated by Core Gaming.

●	In exchange for the outstanding shares of Core Gaming, Siyata will issue common shares to the shareholders of Core Gaming based on an exchange ratio calculated as $160,000,000 divided by the volume-weighted average closing price (VWAP) of Siyata’s common shares on the Nasdaq Stock Market LLC for the 10-day trading period immediately preceding the effective time of the merger.

●	Legacy Siyata shareholders shall have the right to receive a stock dividend within six months after the merger so that they will own a minimum of 10% of the combined entity.

●	The Board of Directors of Siyata received a fairness opinion from ValueScope, LLC., a marshall + stevens company, valuing Core Gaming at $160 million.

Marc Seelenfreund, CEO of Siyata, commented, “Today’s announcement is the product of an exhaustive assessment of numerous strategic alternatives for Siyata over the past several months. Core Gaming possesses all of the qualities we look for in a merger partner - strong business fundamentals, excellent management and opportunities for outsized growth. We could not be more excited to partner with Core Gaming and unlock value for our shareholders. The timing of this transaction is significant given the positive outlook for Core Gaming’s business. Core Gaming operates in the fast-growing mobile gaming industry and we believe is well-positioned for rapid growth in the near-term. It has been independently valued at approximately $160 million, which will provide Siyata’s shareholders with a premium to our current market valuation.”

Mr. Seelenfreund continued, “At Siyata, we remain committed to our mission of being a leader in critical communications, providing outstanding service to our customers and ensuring a seamless transition for our partners. We have made great progress towards expanding distribution and increasing sales, and we are highly optimistic about the future of this business. Despite our many successes, we believe that the company is undervalued, and the merger with Core Gaming represents an exciting path forward. I am pleased to remain with Siyata to continue to lead our efforts and further our strategic objectives.”

Core Gaming’s Business Profile:

●	Core Gaming is an international gaming developer and publisher that has developed, published and marketed over 2,000 casual mobile games in over 140 countries.

●	Core Gaming engages 40 million monthly active users, and has an extensive worldwide distribution platform, which has led to over 600 million downloads.

●	Core Gaming has a unique, algorithm-driven technology that gives it an edge in user acquisition.

●	Core Gaming has developed cutting edge AI tools using text, language, image and video models to achieve a 50% boost in content production, reducing production time by over 40%, and significantly enhancing creative output and efficiency.

●	In fiscal year 2024, Core Gaming had unaudited gross revenues of approximately $80 million.

Aitan Zacharin, CEO of Core Gaming, commented, “We are excited to announce this reverse-merger with Siyata as it provides us with the opportunity to become a publicly traded company at a pivotal time in our industry. We believe that Core Gaming is well positioned to enter the public markets to pursue our vision of becoming a leading AI-driven gaming company in what is now a $126 billion global market1. We are beginning to see how our AI tools and algorithms are shaping the next generation of gaming. Our unique technology coupled with our exceptional team puts us on track for significant growth potential. I look forward to working with Marc and his team to finalize the transaction, and to make this a tremendous success for Siyata shareholders.”

The Board of Directors of both Siyata and Core Gaming have unanimously approved the proposed transaction, which is expected to be completed in the second quarter of 2025, subject to regulatory approval and the satisfaction of customary closing conditions in the merger agreement. For further information regarding the terms and conditions contained in the definitive Agreement, please see Siyata’s Current Report on Form 6-K to be filed with the U.S. Securities and Exchange Commission.

The Company plans to hold a virtual press conference today at 4:05pm EST to discuss the merger. The event can be viewed on the Siyata Investor Relations website, or by clicking this link.

[1]	https://www.statista.com/outlook/amo/media/games/mobile-games/worldwide

About Core Gaming

Core Gaming is an international AI driven mobile games developer and publisher headquartered in Miami. We create entertaining games for millions of players worldwide, while empowering other developers to deliver player-focused apps and games to enthusiasts. Core’s mission is to be the leading global AI driven gaming company. Since our launch we have developed and co-developed over 2,000 games, driven over 600 million downloads, and generated a global footprint of over 40 million users from over 140 countries.

Visit www.coregaming.co to learn more.

About Siyata Mobile

Siyata Mobile Inc. is a B2B global developer and vendor of next-generation Push-To-Talk over Cellular handsets and accessories. Its portfolio of rugged PTT handsets and accessories enables first responders and enterprise workers to instantly communicate over a nationwide cellular network of choice, to increase situational awareness and save lives. Police, fire, and ambulance organizations as well as schools, utilities, security companies, hospitals, waste management companies, resorts and many other organizations use Siyata PTT handsets and accessories today.

In support of our Push-to-Talk handsets and accessories, Siyata also offers enterprise-grade In-Vehicle solutions and Cellular Booster systems enabling our customers to communicate effectively when they are in their vehicles, and even in areas where the cellular signal is weak.

Siyata sells its portfolio through leading North American cellular carriers, and through international cellular carriers and distributors.

Siyata’s common shares trade on Nasdaq under the symbol “SYTA” and its warrants under the symbol “SYTAW”.

Visit www.siyata.net to learn more and Contact IR - Siyata Mobile to sign up for email alerts

Investor Relations:

Brett Maas

Hayden IR

SYTA@Haydenir.com

646-536-7331

Siyata Mobile Corporate:

Glenn Kennedy, VP of International Sales

Siyata Mobile Inc.

glenn@siyata.net

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Siyata’s current expectations, they are subject to various risks and uncertainties and actual results, performance, or achievements of Siyata could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Siyata’s filings with the Securities and Exchange Commission (“SEC”), and in any subsequent filings with the SEC. Except as otherwise required by law, Siyata undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites and social media have been provided as a convenience, and the information contained on such websites or social media is not incorporated by reference into this press release.

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